Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

Invesco PowerShares
powerSHARES
Xchange Traded Notes

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INFLATION/DEFLATION

INFL | PowerShares DB **US Inflation** ETN
DEFL | PowerShares DB **US Deflation** ETN

The PowerShares DB US Inflation Exchange Traded Notes (Symbol:INFL)(the "Inflation ETNs") and PowerShares DB US Deflation Exchange Traded Notes (Symbol: DEFL) (the "Deflation ETNs," together with the Inflation ETNs the "ETNs") provide investors with direct exposure to US inflation or deflation expectations.

The Inflation ETNs and Deflation ETNs are based on the DBIQ Duration-Adjusted Inflation Index (the "long inflation index") and the DBIQ Duration-Adjusted Deflation Index (the "short inflation index", together with the long inflation index, the "inflation indexes"), respectively, which are intended to capture movements, whether up or down, in US inflation expectations or deflation expectations, as applicable.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index.

The inflation indices aim to track changes in the market's expectations of future inflation implied by the difference in yields between Treasury Inflation-Protected Securities (TIPS) and U.S. Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market's expectation of future inflation increases, TIPS are likely to outperform U.S. Treasury bonds with approximately equivalent terms to maturity. If the market's expectation of future inflation decreases, TIPS are likely to underperform U.S. Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market's expectation that future inflation will increase, the Inflation ETNs take a notional long position in TIPS and a notional short position in U.S. Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market's expectation that future inflation will decrease, the Deflation ETNs take a notional short position in TIPS and a notional long position in U.S. Treasury bonds with approximately equivalent terms to maturity.

If the daily repurchase value of the securities is above $100.00 for three consecutive trading days or is below $25.00 for three consecutive trading days, Deutsche Bank AG, London Branch will automatically effect a 2 for 1 split or a 1 for 2 reverse split of the securities, respectively. **Because the index multiplier remains constant at 0.10 per security, a mandatory split or reverse split will have the effect of increasing or decreasing an investor's exposure to the applicable inflation index, respectively.**

Investors may redeem the ETNs in blocks of 50,000 securities and multiples of 25,000 securities in excess thereof, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

Fact Sheet | Prospectus | Download Historical Repurchase Value

Financial Details

	INFL	DEFL	-	-
Last Update	2/4/2014 12:00 AM EST	2/4/2014 12:00 AM EST	- -	- -

Price	45.80	53.20	-	-
Indicative Intra-day Value	43.98	52.09	-	-
Last End of Day Repurchase Value[1]	44.156	51.9144	-	-
Last Date for End of Day Value	2/3/2014	2/3/2014	-	-

PowerShares DB US Inflation/Deflation ETN & Index Data

Ticker Symbols

US Inflation ETN	INFL
US Deflation ETN	DEFL

Intraday Indicative Value Symbols

US Inflation ETN	INFLIV
US Deflation ETN	DEFLIV

CUSIP Symbols

US Inflation ETN	25154W225
US Deflation ETN	25154W217

Details

ETN price at inception	$50.00 per security
Inception date	12/05/2011
Maturity date	11/30/2021
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
DBIQ Duration-Adjusted Inflation Index	DBLNLINF
DBIQ Duration-Adjusted Deflation Index	DBLNSINF

Issuer

Deutsche Bank AG, London Branch

Senior Unsecured Obligations

Risks

- Non-principal protected
- Subject to an investor fee
- Limitations on redemption
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

Benefits

- Relatively low cost
- Intraday access
- Listed

ETN & Index History (%)

As of 12/31/2013	**1 Year**	**3 Year**	**5 Year**	**10 Year**	**ETN Inception**
ETN Repurchase Value[1]					
US Inflation ETN	-12.00	-	-	-	-5.51
US Deflation ETN	9.15	-	-	-	1.63
ETN Market Price[2]					
US Inflation ETN	-8.47	-	-	-	-1.78
US Deflation ETN	8.34	-	-	-	0.42
Index History					
Long Inflation Index	-11.21	-	-	-	-4.79
Short Inflation Index	10.00	-	-	-	2.34
Comparative Indexes[3]					
S&P 500 Index	32.39	-	-	-	23.11
Barclays U.S. Aggregate	-2.02	-	-	-	1.46

INFL Index Weights

As of 2/4/2014

Contract	**Contract Expiry Date**	**Weight (%)**
TII 0 1/8 04/15/18	4/15/2018	40.01
TII 0 3/8 07/15/23	7/15/2023	47.24
TII 0 5/8 01/15/24	1/15/2024	2.75
TII 0 5/8 02/15/43	2/15/2043	10.00
US 10 Yr Note Future	3/1/2014	-57.11
US 5 Yr Note Future	3/1/2014	-33.71
US Ultra Bond Future	3/1/2014	-9.18

DEFL Index Weights

As of 2/4/2014

Contract	**Contract Expiry Date**	**Weight (%)**
TII 0 1/8 04/15/18	4/15/2018	-40.01
TII 0 3/8 07/15/23	7/15/2023	-47.23
TII 0 5/8 01/15/24	1/15/2024	-2.75
TII 0 5/8 02/15/43	2/15/2043	-10.00
US 10 Yr Note Future	3/1/2014	57.11
US 5 Yr Note Future	3/1/2014	33.71
US Ultra Bond Future	3/1/2014	9.18

Source: Invesco PowerShares, Bloomberg L.P.

[1]ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual ETN performance. The publication date of the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index is 7/25/2011. ETN

repurchase value is based on gain or loss of $0.10 per
security for each 1 point increase or decrease, respectively, in the level of the applicable inflation index, plus the income accrued from a notional investment of the value of the
securities, as determined on each monthly rebalancing date,
in 3-month United States Treasury bills on a rolling basis, as represented by the DB 3-Month T-Bill Index (the "TBill
index"), less an investor fee.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE
RESULTS.

(2)ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a
percentage change from the beginning to the end of the
specified time period.

(3)The SandP 500([R]) Index is an unmanaged index used as a
measurement of change in stock market conditions based on
the performance of a specified group of common stocks. The
Barclays U.S. Aggregate Index is an unmanaged index
considered representative of the U.S. investment-grade,
fixed-rate bond market. Index history does not reflect any
transaction costs or expenses. Indexes are unmanaged, and
you cannot invest directly in an index.

Important Risk Considerations
The ETNs offer investors exposure to the month-over-
month performance of their respective inflation index
and the month-over-month returns on the TBill index,
measured from the first calendar day to the last
calendar day of each month, less the investor fee. The
inflation indices are intended to rise and fall based on
changes in the market's expectations about future
rates of inflation, and are therefore distinct from the
U.S. City Average All Items Consumer Price Index for
All Urban Consumers (the "CPI"), the commonly known
consumer price index, which is used to track current
inflation in the United States. Unlike TIPS, which are
intended to provide inflation protection, the ETNs allow
investors to take long or short exposure to changes in
the market's expectations about inflation and do not
guarantee any return of principal at maturity. Investors
should consider their investment horizon as well as
potential trading costs when evaluating an investment
in the ETNs and should regularly monitor their holdings
of the ETNs to ensure that they remain consistent with
their investment strategies.

The ETNs are senior unsecured obligations of Deutsche
Bank AG, London Branch, and payment of the amount
due on the ETNs is entirely dependent on Deutsche
Bank AG, London Branch's ability to pay. The rating of
Deutsche Bank AG, London Branch does not address,
enhance or affect the performance of the ETNs other
than Deutsche Bank AG, London Branch's ability to
meet its obligations. The ETNs are riskier than ordinary
unsecured debt securities and have no principal
protection. Risks of investing in the ETNs include limited
portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon
redemption of your ETNs even if the value of the relevant
index has increased. If at any time the repurchase value of
the ETNs is zero, your Investment will expire worthless. As
described in the pricing supplement, Deutsche Bank may
redeem the ETNs for an amount in cash equal to the
repurchase value. An investment in the ETNs is not suitable
for all investors.

The ETNs may be sold throughout the day on NYSE Arca
through any brokerage account. Ordinary brokerage
commissions apply. Sales in the secondary market may result

in losses. There are restrictions on the minimum number of
units that you may redeem directly with Deutsche Bank AG,
London Branch, as specified in the applicable pricing
supplement.

The ETNs provide concentrated exposure to notional positions in TIPs and U.S. treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable
factors, including, among other things, U.S. government fiscal policy and monetary policies of the Federal Reserve Board,
inflation and expectations concerning inflation, interest rates, and supply and demand for TIPS and U.S. Treasury bonds.

PowerShares[R] is a registered trademark of Invesco
PowerShares Capital Management LLC. Invesco PowerShares
Capital Management LLC is an indirect, wholly owned
subsidiary of Invesco Ltd. An investor should consider the
ETNs' investment objectives, risks, charges and expenses
carefully before investing.

An investment in the ETNs involves risks, including the
loss of some or all of the principal amount. For a
description of the main risks, see "Risk Factors" in the
applicable pricing supplement and the accompanying
prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose
Value

This material must be accompanied or preceded by a
prospectus. Before investing, please read the
prospectus carefully.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.

http://beta.powersharesetns.com/portal/site/etns/usinfldefl

2/5/2014